FORETHOUGHT LIFE INSURANCE COMPANY

Sarah M. Patterson
Vice President and Assistant General Counsel
Law Department
Direct Dial: (860) 325-1538
Fax: (800) 325-1539

September 18, 2015

Ms. Deborah D. Skeens

Senior Counsel

Securities and Exchange Commission

Disclosure Review Office

100 F Street, N.E.

Washington, D.C.  20549-8629

Re:                             Forethought Life Insurance Company Separate Account A

File Nos. 333-205718; 333-206448; 811-22726

Dear Ms. Skeens:

Thank you for your comments on September 11, 2015 regarding our initial N-4 filings for the above-referenced file numbers.  Below please find our response following your comments in bold, italics.  Page numbers refer to the courtesy copy of the registration statement provided to the staff.

General

1.              COMMENT:        Please confirm that all missing information, including the financial statements and all exhibits, will be provided in a pre-effective amendment to the registration statement.

RESPONSE:        Registrant confirms that all missing information, including financial statements and exhibits, will be filed by a pre-effective amendment to the registration statement.

2.              COMMENT:        Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifiers.

RESPONSE:        Agreed.  Registrant confirms the contract name is and will continue to be the same as the EDGAR class identifiers.

3.              COMMENT:        Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits or features under the contract or whether the company will be solely responsible for any benefits or features associated with the contract.

RESPONSE:        Registrant confirms there are currently no guarantee or support arrangements with third parties to support any of the benefits or features under the policy.  Registrant confirms that if there is such an arrangement in the future, it will disclose said arrangement in the Registration Statement.

4.              COMMENT:        Please revise the prospectus where necessary (including, in particular, the section discussing the Lifetime Spending Account) so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933 Act.  See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998), available on the Commission’s website at https://www.sec.gov/pdf/handbook.pdf.

RESPONSE:        Agreed.  Registrant has reviewed and revised the prospectus to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933.

Fee Summary

5.              COMMENT:        Total Annual Fund Operating Expenses (p. 6): Please confirm supplementally that the maximum and minimum figures in the underlying portfolio company operating expense table are calculated to include fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more acquired funds, in accordance with Instruction 17(a) to Item 3 of Form N-4.

RESPONSE:        Agreed.  Registrant confirms the maximum and minimum figures in the underlying portfolio company operating expense table are calculated to include fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more acquired funds, in accordance with Instruction 17(a) to Item 3 of Form N-4.

6.              COMMENT:        Example (p. 7):  The expense example, when describing the benefits that carry the highest charge, includes “investment[s] in Sub-Accounts that are subject to the Fund Facilitation Fee.”  Please confirm supplementally that Sub-Accounts subject to the Fund Facilitation Fee are also the Sub-Accounts with the highest fees/expenses overall.

RESPONSE:        Agreed.  For purposes of the example, Registrant confirms that the Fund Facilitation Fee is added to the Sub-Account with the highest fees/expenses to illustrate the highest possible fee combination.

The Funds (p. 9)

7.              COMMENT:        In the second paragraph of this section, the prospectus states that “election of any Optional Benefits will limit your investment options.” Since the Optional Benefits do not impose investment restrictions, please remove this disclosure.

RESPONSE:        Agreed.  Registrant removed the language since the Optional Benefits do not have investment restrictions.

Fixed Account (pp. 11-13) (B and C Class Filing Only)

8.              COMMENT:        Please delete the disclosure that states that the staff of the SEC has not reviewed the disclosure regarding the Fixed Account. Please make a corresponding change to the Multi-Year Guaranteed Accounts disclosure.

RESPONSE:        Agreed.  Registrant removed the disclosures to the Fixed Account and the Multi-Year Guaranteed Accounts.

9.              COMMENT:        In the first bullet point on p. 12, please clarify the disclosure regarding the 30% limit on transfers out of the Fixed Account. The prospectus currently states that “[w]hen we calculate the 30%, we add Premium Payments allocated to the Fixed Account, and transfers from Sub-Accounts made after that date, but before the next Contract anniversary.” Please clarify whether these amounts (that is, Premium Payments and transfers from Sub-Accounts) are added to the Contract Value in the Fixed Account.  If not, please state more clearly how these amounts are used in the calculation.

RESPONSE:        Agreed.  Registrant has added clarifying disclosure that the indicated amounts are added to the Contract Value in the Fixed Account.

10.       COMMENT:        Please disclose prominently (if accurate) that contract owners who elect the Lifetime Spending Account and choose to receive variable dollar amount annuity payouts under the rider must transfer all Contract Value to the Sub-Accounts upon annuitization, including any amounts invested in the Fixed Accounts.  See the discussion of variable dollar amount annuity payouts at the top of p. 37.

RESPONSE:        Agreed.  Registrant disclosed prominently in both the Fixed Account and Multi-Year Guaranteed Accounts that portions of your Contract Value will be reallocated proportionately to the Sub-Accounts.

11.       COMMENT:        Multi-Year Guaranteed Accounts (p. 13):  In the first full paragraph on p. 13, please bold the sentence beginning, “If you do not make an election prior to the end of the Multi- Year Guaranteed Account Period….”

RESPONSE:        Agreed.  Registrant has bolded the required sentence.

Sales Charges (p. 23)

12.       COMMENT:        In the disclosure regarding the Free Withdrawal Amount, please clarify whether the FWA is an annual amount or a cumulative amount.

RESPONSE:        Agreed.  Registrant has added disclosure that the Free Withdrawal Amount is an annual amount but that cannot be carried over from one year to the next.

Surrenders and Partial Withdrawals (B and C Class Filing Only) (p. 25)

13.       COMMENT:        In the first paragraph after the two bullet points, beginning “Partial Withdrawals will reduce your standard Death Benefit….”, please insert the sentence that appears in the I Class Filing (“If you elect the Optional Withdrawal Benefit, Partial Withdrawals that are not Excess Withdrawals will not reduce its Withdrawal Base.”)

RESPONSE:        Agreed.  Registrant added required sentence to the B and C share class filing.

Annuity Payouts

14.       COMMENT:        In the first paragraph in this section, at the bottom of p. 26, please bold the sentence beginning, “Annuitizing your Contract may result in the termination of Optional Benefits….”

RESPONSE:        Agreed.  Registrant has bolded the required sentence.

15.       COMMENT:        Which Annuity Payout Option do you want to use? (p. 27): We note that the Lifetime Spending Account includes a variable annuity payout option that is not mentioned here. For clarity, please discuss the variable payout option in this section. In doing so, please also clarify the difference between the variable payout option and the listed fixed annuity payout options.

RESPONSE:        Agreed.  Registrant added an additional Annuity Payout option describing the Variable Dollar Amount Annuity Payouts.

Earnings Protection Death Benefit

16.       COMMENT:        Objective (p. 28): Please clarify the percentage of Contract Growth that may be added to Contract Value, e.g., 35% if accurate.  In addition, please explain, if accurate, that this percentage will be added only to the extent that Contract Growth exceeds Contract Value.

RESPONSE:        Agreed.  Registrant disclosed 35%.  In addition, Registrant added additional disclosure that if there is no or negative growth in the Contract, the Earnings Protection Death Benefit provides no benefit and the standard Death Benefit will apply.

17.       Is this rider designed to pay you Death Benefits? (p. 29):

a.              Please clarify here and in the Glossary definition of this term whether the Earnings Protection Factor may change in the future. If so, please also describe the circumstances under which this change may take place.

RESPONSE:        Agreed.  Registrant added additional disclosure indicating the Earnings Protection Factor will not change for a Contract Owner’s Contract but may change for a newly issued Contract.

b.              This section states that “Contract Growth is calculated by subtracting the Cumulative Adjusted Premium from the Contract Value.”  Please explain supplementally whether there are any circumstances in which Contract Growth could potentially be negative (for example, where an investor has withdrawn a large percentage of the Premium Payment). If so, please disclose this prominently. In addition, if so, please consider using a term other than “Contract Growth” to describe this value.

RESPONSE:        Agreed.  Registrant confirms there are no circumstances in which the Contract Growth can be negative; Registrant has added disclosure indicating there is a floor of zero.  In the event there is no Contract Growth or negative Contract Growth, the standard Death Benefit would be paid.  Registrant has added clarifying disclosure to state that if there is no or negative growth the Earnings Protection Death Benefit provides no benefit and the standard Death Benefit will apply.

c.               In the paragraph beginning “The Death Benefit before the Annuity Commencement Date under this rider is limited,” please rephrase the disclosure to further clarify, if accurate, that the limitation is equal to the Contract Value plus $1 million.

RESPONSE:        Agreed.  Registrant has revised the sentence describing the $1 million cap.

d.              In the last sentence preceding “Does this rider replace the standard death benefit?”, the reference to footnote 3 of the Earnings Protection Death Benefit Example (see Appendix A-8) does not appear to be correct. Please review and revise as necessary.

RESPONSE:        Agreed.  Registrant has removed the reference to Footnote 3.

Can you terminate this rider? (p. 29)

18.       The prospectus states that “[a] company-sponsored exchange of this rider will not be considered to be a termination by you of the rider.”  Please explain supplementally what this means.

RESPONSE:        If Registrant were to offer an internal exchange program that allowed a Contract Owner to elect a new optional Death Benefit that would not otherwise be available if a previous optional Death Benefit had been terminated, the exchange would not be deemed a termination prohibiting election of the new optional Death Benefit. Registrant does not currently anticipate offering such an exchange program and would file any such exchange program with the Staff for review.

19.       Other Information (B and C Class Filing, pp. 29-30; I Class Filing, p. 24):

a.              Please explain supplementally why the fifth bullet point in the I Class Filing section states that Partial Withdrawals will “generally” trigger a dollar-for-dollar reduction in Contract Growth, while the parallel disclosure in the B and C Class Filing simply states that Partial Withdrawals will trigger such a reduction.

RESPONSE:        Agreed.  Registrant removed the word “generally”.

b.              Please include in the I Class Filing the section in the B and C Class Filing that immediately follows “Other Information” at the top of p. 30 (“What effect do Partial Withdrawals have on your benefits under the rider?”) Alternatively, please explain supplementally why such disclosure is not appropriate for the I Class Filing, including, in particular, the cross-reference to the optional death benefit rider example in Appendix A.

RESPONSE:        Agreed.  Registrant believes the requested disclosure appears on page 24.

Optional Withdrawal Benefits/Lifetime Spending Account

This section’s disclosure is confusing for a number of reasons, including, but not limited to, the ones listed below. Please review and revise this entire section for clarity and consistency.

20.       Objective (p. 32):

a.              Since there are circumstances where this benefit may terminate prior to the Contract Owner’s death, please clarify prominently in the introductory disclosure that “lifetime” payments are subject to certain conditions.  Alternatively, please consider renaming this benefit.

RESPONSE:        Agreed.  Registrant has added disclosure indicating Lifetime Annual Payments are subject to conditions.

b.              The disclosure in this section states that the amount of a Lifetime Annual Payment “will fluctuate based on Contract Value performance, subject to a Smoothing feature.”  As the Smoothing feature is not defined or discussed until much later, please include a brief explanation of its purpose here. In addition, please include a cross-reference to the subsection discussing the Smoothing feature.

RESPONSE:        Agreed.  Registrant added additional disclosure describing the Smoothing feature as well as a cross-reference to the section “Will the amount of my withdrawal benefit fluctuate?”

21.       Withdrawal Base (pp. 32-33):

a.              The formula for resetting the Withdrawal Base refers to two key terms that are not defined until much later (that is, “Cumulative Net Investment Return” and “Modal Assumed Investment Return”). For clarity, please briefly define these terms (or specify here that the definitions are included in the Glossary).

RESPONSE:        Agreed.  Registrant added additional disclosure clarifying these terms.

b.              The “Modal Assumed Investment Return” appears to refer to the “4% Assumed Investment Return” that is mentioned later in this section. (See p. 35, “Will the amount of my withdrawal benefit fluctuate?”.) If so, please clarify here that the Assumed Investment Return is 4%. Please also specify whether this percentage may be reset in the future.

RESPONSE:        Registrant has added clarifying disclosure that the 4% annual Assumed Investment Return is applied daily and therefore we convert it to a daily rate which is the Modal Assumed Investment Return.

c.               The second paragraph after the formula refers to a “model Valuation Day.” As this term is not defined, please explain in the disclosure what is meant by “model Valuation Day.”

RESPONSE:        Agreed.  Registrant has removed the lowercase erroneous reference to “model.” The disclosure now only refers to the reset of the Withdrawal Base on Valuation Days.

d.              In the discussion of Partial Withdrawals at the top of p. 34, in the second bullet point, please clarify, as stated in the Glossary, that any Partial Withdrawal taken before the Minimum Income Age (that is, 59 ½) is an Excess Withdrawal.

RESPONSE:        Agreed.  Registrant added disclosure that any Partial Withdrawal taken before age 59½ is an Excess Withdrawal.

22.       Deferral Bonus Base (p. 34):

a.              The first bolded paragraph in this section states that the Deferral Bonus Period ceases upon the earlier of the “100th Contract Anniversary” following the rider effective date, the Annuity Commencement Date, or when the contract owner takes the first partial withdrawal.  Since the likelihood of a “100th Contract Anniversary” is low and the contract’s maximum Annuity Commencement Date is when a contract owner reaches age 95, please confirm supplementally that this statement is correct.

RESPONSE:        Agreed.  Registrant confirms the “100th Contract Anniversary” is correct.  The Contract does not have a minimum issue age and we reserve the right to increase the Annuity Commencement Date to 100.  While this is an unlikely scenario, it is technically possible the Deferral Bonus Period could last until the 100th

Contract Anniversary.

b.              The Deferral Bonus Base calculation seems very similar to the Withdrawal Base calculation.  The Withdrawal Base calculation is followed by a plain English statement that summarizes the calculation. Please consider a similar statement to follow the Deferral Bonus Base calculation.  Also, the Deferral Bonus Base calculation and the Withdrawal Base calculation appear to be the same but for the fact that the Deferral Bonus Base is not increased by the amount of the Deferral Bonus. If this is the case, please consider stating this more clearly.

RESPONSE:        Agreed.  Registrant has added additional disclosure of a plain English summary of the Deferral Bonus Base and indicating it is similar to the calculation of the Withdrawal Base.

23.       Is this rider designed to pay you benefits for your lifetime? (p. 34):

a.              In the first bolded paragraph, please clarify that the “Minimum Income Age” for purposes of this rider is 59 ½, as indicated in the Glossary definition of this term.

RESPONSE:        Agreed.  Registrant specified that 59 1/2 is the Minimum Income Age.

b.              The last sentence on p. 34 appears to contradict the disclosure immediately above, which states that Lifetime Annual Payments are reduced to zero if Contract Value falls below the Minimum Contract Value before age 59 1/2.  Please resolve this apparent inconsistency.

RESPONSE:        Agreed.  Registrant had added additional disclosure clarifying the point that after the relevant Covered Life attains the Minimum Income Age, Lifetime Annual Payments will continue.

24.       Will the amount of my withdrawal benefit fluctuate? (p. 35):

a.              As the Smoothing feature is a key component of this rider, please include a more detailed explanation of this feature in the initial section on p. 33 discussing the rider’s objectives.

RESPONSE:        Agreed.  Registrant has added additional disclosure in the Objective section of the Lifetime Spending Account describing the Smoothing feature, as well as a cross-reference to this section.

b.              The explanation of the Smoothing feature is potentially confusing for a number of reasons. Specifically, in this section and in the Objectives section on p. 33, please explain more clearly (if accurate) that:

i.                 The Smoothing feature limits both investment losses and potential gains to 10 percent annually.

RESPONSE:        Agreed.  Registrant has added disclosure indicating the Smoothing feature limits both increases and decreases in the Lifetime Annual Payment.

ii.             The reference to “year over year changes” means that investment returns/losses may not exceed 10 percent each year that the rider is effective (that is, an investor may lose 10 percent every year); and

RESPONSE:        Agreed.  Registrant has revised the disclosure to indicate this is an annual change.

iii.         The Smoothing feature applies only after the first Partial Withdrawal, and does not apply prior to that time.

RESPONSE:        Agreed.  Registrant added disclosure clarifying the Smoothing feature only applies to Lifetime Annual Payments and not to Contract Value, and therefore only applies once Lifetime Annual Payments have begun.

iv.           On p. 37, in the section explaining the calculation of variable dollar amount annuity payouts, the Smoothing feature is described as “optional.” If the feature is indeed optional, please clarify this in the initial discussion of the Smoothing feature and explain the circumstances under which the Smoothing feature will go into effect. If not, please address this apparent inconsistency.

RESPONSE:        Agreed.  Registrant has removed the reference to the Smoothing feature being optional; it is not optional.

25.       What effect do Partial Withdrawals or full Surrenders have on your benefits under this rider? (p. 35):  In the second paragraph of this section, beginning “If your Contract Value on any Contract Anniversary is ever reduced below the Minimum Contract Value,” please clarify (if accurate) that this disclosure applies to circumstances where a contract owner is age 59 1/2 or older.

RESPONSE:        Agreed.  Registrant has clarified this applies over age 59½.

26.       What happens if you annuitize your Contract? (p. 36):

a.              If the Withdrawal Base cannot be annuitized and annuity payouts are based only on Contract Value, it would appear that the benefits of the Lifetime Spending Account terminate on the Annuity Commencement Date. If this is accurate, please disclose this prominently here and in the initial description of the rider at p. 33. In general, annuitization should be explained more clearly with reference to participants in the Lifetime Spending Account.

RESPONSE:        Agreed.  Registrant has clarified the description of the effect of annuitization on the Lifetime Spending Account.  While it is correct the Contract Value, not the Withdrawal Base, is annuitized the Variable Dollar Amount Annuity Payout Option will provide Annuity Payouts until the death of the last surviving Covered Life.  Disclosure was also added to the Objective section of the rider to make clear that to continue lifetime payouts, the Variable Dollar Amount Annuity Payout Option must be elected upon annuitization.

b.              Variable Dollar Amount Annuity Payouts (pp. 36-37).  The discussion of these payouts is confusing for a number of reasons, including the following:

i.                 Since annuity payouts are based only on Contract Value, not the Withdrawal Base, they do not appear to qualify as “Lifetime Annual Payments” under the definition at p. 33. Please advise or revise.

RESPONSE:        Agreed.  Registrant clarified the disclosure to state in the Objective at the outset of the rider description as well as in response to the “What happens if you annuitize your Contract” section.  The disclosure makes clear that payments will continue for the lifetime of all Covered Lives provided the Variable Dollar Amount Annuity Payout Option is elected upon annuitization.

ii.             The term “Unit Refund” is not defined anywhere in the prospectus. Please explain in plain English what is meant by “Variable Lifetime Annual Payments with a Unit Refund.”

RESPONSE:        Agreed.  Registrant has re-written the disclosure describing the Variable Dollar Amount Annuity Payout Option.  This annuitization option provides lifetime payments until the last Covered Life’s death.  The reference to the “unit refund” has been removed and in lieu thereof, Registrant has re-written in plain English to disclose that we will calculate a minimum number of payouts the Covered Life should receive so in the event that all Covered Lives die before that minimum payout amount is received, the beneficiary will receive the “unit refund” of remaining payouts.  This is a similar concept to a “cash refund” annuitization option.

iii.         For clarity, please separate the discussion of the calculation of variable annuity payouts to a Beneficiary at the top of p. 37 from the main discussion of variable annuity payouts in the rest of the section (for example, by using a subheading).

RESPONSE:        Agreed.  Registrant has re-written and re-organized the section for clarity and added sub-headings to refer to annuitization after death.

iv.           In the discussion of variable annuity payouts to a Beneficiary, please clarify what is meant by “the number determined in (A).” If this refers to the “A=” value immediately following, please so state. In addition, please explain supplementally the reason for using a cap that is potentially very low.

RESPONSE:        Agreed.  Registrant has clarified the discussion of variable annuity payouts to a beneficiary.  Please note the annuitization option does not impose a “cap.”  Instead, upon election of the Variable Dollar Amount Annuity Payout Option, we calculate a minimum number of payouts based on the Contract Value.  Although the annuitization option provides for lifetime payouts, if all Covered Lives died prior to receiving this minimum number of Payouts, the beneficiary would receive the remaining payouts.  This was referred to as the “unit refund” however we re-drafted this feature for clarity.

v.               In the first full paragraph on p. 37, beginning “Variable dollar amount Annuity Payouts may fluctuate annually,” please disclose prominently (if accurate) that any investments in the Fixed Accounts will be reallocated to the Sub-Accounts at the Annuity Commencement Date, as well as how they will be so allocated (e.g., pro rata). Please also disclose this in the discussion of Fixed Accounts on pp. 11-13.

RESPONSE:        Agreed.  Registrant has prominently disclosed that any investments in the Fixed Accounts will be reallocated proportionately to the Sub-Accounts at the Annuity Commencement Date.  The same disclosure was also prominently added to the Fixed Account section.

vi.           Please explain more clearly in the disclosure what is meant by the sentence “Variable dollar amount Annuity Payouts will be variable depending on the allocation of your Sub-Accounts in compliance with SEC regulations.”

RESPONSE:        Registrant has removed the reference to “in compliance with

SEC regulations” as the clause did not clarify the disclosure that variable dollar amount annuity payouts will vary based on the performance of the sub-accounts.

vii.       Please explain more clearly in the disclosure what is meant by the sentence “Variable dollar amount Annuity Payouts will be based on an Assumed Investment Return in compliance with state law.”  In particular, please clarify whether this refers to the calculation of all variable payouts, and whether the reference to state law refers to state non-forfeiture law.

RESPONSE:        Registrant removed the reference to state law as it did not provide clarity that the Assumed Investment Return was based on state minimum requirements.

c.               Variable Dollar Amount Annuity Payout Calculations (p. 37):

i.                 The disclosure in this section is very confusing in that it consists primarily of long lists of technical terms and formulas.  For clarity, at the beginning of this section, please include a brief summary in plain English describing how the variable annuity payout will be calculated.

RESPONSE:        Agreed.  Registrant has re-written the disclosure describing the Variable Dollar Amount Annuity Payout Option and added an introductory plain English explanation at the outset of the section.

ii.             This section refers to the Smoothing feature as “optional.”  If that is the case, please disclose this more prominently in the beginning of the rider description and explain the circumstances under which the Smoothing feature will operate. See also comment 24.b.iv.

RESPONSE:        Registrant has removed the reference to the Smoothing feature being optional; it is not optional.

iii.         Please include an example illustrating the calculation of the variable dollar amount annuity payout.

RESPONSE:        Agreed.  Registrant has added an example to Appendix A and a cross-reference to the example.

27.       Are there restrictions on the amount of subsequent Premium Payments? (p. 37):  Please explain in more detail the types of factors that may influence Forethought’s decision to restrict subsequent Premium Payments.

RESPONSE:        Agreed.  Registrant provided an additional example of factors that may influence Forethought’s decision to restrict subsequent Premium Payments in the future on a non-discriminatory basis.

28.       Other information (p. 38):  Please bold the sentence in the third bullet point (beginning “The amount of your Lifetime Annual Payment is not guaranteed….”).  In addition, please include disclosure to the effect that the amount of your Lifetime Annual Payments may be reduced significantly if the value of your investments goes down prior to a contract owner taking his first withdrawal, and that the value may also be reduced significantly during a prolonged period of negative investment performance. Please also disclose, if accurate, that the amount of Lifetime Annual Payments may be reduced because of withdrawals.

RESPONSE:        Agreed.  Registrant has bolded the sentence in the third bullet point.  Registrant also added additional disclosure regarding the impact of negative market performance on Lifetime Annual Payments.  Regarding the effect of withdrawals on Lifetime Annual Payments, only Excess Withdrawals will reduce Lifetime Annual Payments.  This is noted in the twelfth bullet point.

29.       Glossary (pp. 39-40):

a.              Cumulative Net Investment Return: The definition states that this value is the cumulative change in Contract Value “since the later of the date of the last Assumed Investment Return Adjustment or the effective date of the Lifetime Spending Account rider.” (Emphasis added.) Since the Assumed Investment Return is not adjusted until after the Lifetime Spending Account rider goes into effect, please explain how the effective date of the rider could ever occur after an adjustment.

RESPONSE:        Agreed.  Registrant has re-worded the definition of Cumulative Net Investment Return to clarify how the first Assumed Investment Return Adjustment is applied.

b.              Model Assumed Investment Return:  Please restate this definition in plain English.

For example, what is meant by the “applicable effective rate,” and how is the Assumed Investment Return converted to this rate? What effect does the number of days since the last Assumed Investment Return have on this conversion?

RESPONSE:        Agreed.  Registrant has re-stated the definition in plain English to state that “The Assumed Investment Return is 4% annually.  Because we apply the Assumed Investment Return on a daily basis, we convert the 4% to a daily rate which is your Modal Assumed Investment Return.”

Appendix A

30.       Earnings Protection Death Benefit Rider Example - Please consider removing the far right column as it appears to repeat the adjacent column.

RESPONSE:        Agreed.  Registrant removed the far right column.

31.       Lifetime Spending Account Examples) (p. A-9): Please revise the initial assumptions for clarity. In particular, please define terms such as “VLWB,”, “AIR,” “daily AIR Adjustment Frequency,” and “NIR.”

RESPONSE:        Agreed.  Registrant has revised the initial assumptions for clarity and defined the acronyms for clarity.

Powers of Attorney

32.       Please note that the power of attorney for this filing did not reserve the right to execute amendments.  Therefore, a new power of attorney (or the signature of the principals) will be necessary for any pre-effective amendments. See rule 483(b) under the Securities Act of 1933.

RESPONSE:        Agreed.  Registrant has executed new Power of Attorneys for pre-effective and post-effective amendments.

Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Registrant and its management are in possession of all facts relating to the Registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

RESPONSE:        Registrant hereby acknowledges that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statements.  Registrant further acknowledges that the review of the filing by the Staff of the Commission does not relieve it of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing.  Further, registrant acknowledges that it may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

Thank you for your comments.  We hope the information provided above and filed in the pre-effective amendment is responsive.  Please let us know if you have any additional comments or questions.

Kind Regards,

/s/ Sarah M. Patterson

Sarah M. Patterson
Vice President and Assistant General Counsel